Form 51-102F3
Material Change Report

Under Section 85(1) of the Securities Act (British Columbia)
Under Section 118(1) of the Securities Act (Alberta)

Form 27 Material Change Report
Section 74(2) of the Securities Act (Ontario)

ITEM 1.            NAME AND ADDRESS OF COMPANY

Goldbelt Resources Ltd. (the "Issuer")
372 Bay Street, Suite 1201
Toronto, Ontario
M5H 2W9

ITEM 2.            DATE OF MATERIAL CHANGE

January 17, 2006

ITEM 3.            NEWS RELEASE

Issued January 17, 2006 and distributed through the facilities of Stockwatch.

ITEM 4.            SUMMARY OF MATERIAL CHANGE

The Issuer has received $1,625,000 and has issued 2,500,000 common shares in respect of the exercise of 2,500,000 share purchase warrants.

ITEM 5.            FULL DESCRIPTION OF MATERIAL CHANGE

See the attached news release.

ITEM 6.            RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.            OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.            EXECUTIVE OFFICER

Contact: Collin Ellison, President & CEO Telephone: (416) 364-0557

ITEM 9.            DATE OF REPORT

January 19, 2006

January 17, 2005	For Immediate Release

2,500,000 Warrants Exercised to raise $1,625,000

Dundee Precious Metals Inc. has exercised 2,500,000 share purchase warrants to purchase 2,500,000 shares at $0.65 per share for net proceeds to Goldbelt of $1,625,000. The warrants form part of a unit offering by Goldbelt concluded in March 2005. A total of 5,500,000 warrants, of the 8,000,000 warrants issued in the March 2005 offering, remain outstanding exercisable at $0.65 until September 3, 2006. If the closing price of the shares of Goldbelt on the TSX Venture Exchange is $0.95 or more for 21 consecutive trading days, holders will be given written notice of a period of 30 days within which to exercise the share purchase warrants, failing which they will then expire.

Goldbelt Resources is a Canadian junior mining company focused on exploring and developing known gold prospects in Burkina Faso and has recently submitted its Exploitation Permit application and Environmental Impact Statement (EIS) for the Inata Project to the Burkina Faso government. Common shares of Goldbelt are traded on the TSX-V exchange under the symbol GLD .. For further details on Goldbelt Resources, please visit the Company's website at www.goldbeltresources.com or contact Laura Sandilands, Investor Relations, (416) 364-0557 or by email at lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per:
Collin Ellison, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. The news release includes certain forward-looking statements. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization, exploration results and future plans and objectives of Goldbelt Resources Ltd., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldbelt Resources Ltd.'s expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.